Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth Johnson Controls International plc’s (“Johnson Controls”) historical ratio of earnings to fixed charges for the periods indicated.  This information should be read in conjunction with the consolidated financial statements and the accompanying notes incorporated by reference in the Registration Statement on Form S-3 filed with the Securities and Exchange Commission by Johnson Controls on February 1, 2017.

(Dollars in millions)	2016	2015	2014	2013	2012

Income (loss) from continuing operations attributable to Johnson Controls	$(868)	$1,439	$1,404	$992	$1,003
Income tax provision	2,238	600	407	674	108
Income attributable to noncontrolling interests	216	112	105	102	119
Income from equity affiliates	(531)	(375)	(395)	(399)	(338)
Distributed income of equity affiliates	277	231	204	210	190
Amortization of previously capitalized interest	16	16	16	18	9
Fixed charges less capitalized interest	450	425	406	414	387
Earnings	$1,798	$2,448	$2,147	$2,011	$1,478

Fixed charges:
Interest incurred and amortization of debt expense	$335	$316	$286	$305	$298
Estimated portion of interest in rent expense	134	134	148	151	144
Fixed charges	469	450	434	456	442
Less: Interest capitalized during the period	(19)	(25)	(28)	(42)	(55)
Fixed charges less capitalized interest	$450	$425	$406	$414	$387

Ratio of earnings to fixed charges	3.8	5.4	4.9	4.4	3.3